Exhibit 99.1

SUZANO S.A.

Publicy Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

Pursuant to Securities and Exchange Commission of Brazil (“CVM”) Instruction No. 481/2009, the Company makes available to its shareholders the synthetic voting map of the Annual Shareholders’ Meeting to be held on April 18, 2019, at 9:30 am, at its headquarters located at Avenida Professor Magalhães Neto, 1752, Salvador/BA, CEP 41810-012, sent by the bookkeeper. It should be noted that, according to the information contained in the absentee ballot, irregular votes will be disregarded, in other words those that are crossed-out, not filled and/or related to resolutions that the shareholder does not have the right to vote. The remaining votes delivered in other matters shall be considered (the ballot was not completely disregarded, but only irregular voting).

		Resolutions /	Number of votes
No.	Resolution	Questions regarding the ASM	Approve	Reject	Abstain	Total
1	To examine the management accounts related to the fiscal year ended December 31, 2018.	Simple Resolution	163,058,177	163,500	36,098,493	199,320,170
2	To examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2018, and to review the management report for referred fiscal year.	Simple Resolution	163,058,177	163,500	36,098,493	199,320,170
3	To consider and vote on the allocation of net income for the fiscal year ended December 31, 2018 and on the distribution of dividends.	Simple Resolution	199,018,570	—	301,600	199,320,170
4	To set the overall annual compensation of the Management and Audit Board of the Company.	Simple Resolution	24,742,732	152,647,175	21,930,263	199,320,170

5	To inform the change of a newspaper in which the Company will publish its disclosures.	Simple Resolution	199,018,570	—	301,600	199,320,170
6	Do you want to request the instatement of the Company’s Audit Board in accordance with article 161 of Law No. 6,404/1976?	Simple Question	178,964,381	8,511,970	11,843,819	199,320,170